Exhibit 99.1

BEST Inc. Announces Unaudited Second Quarter 2018 Financial Results

HANGZHOU, China, August 8, 2018 — BEST Inc. (NYSE: BSTI) (“BEST” or the “Company”), a leading smart supply chain and logistics solutions and services provider in China, today announced its unaudited financial results for the quarter ended June 30, 2018.

“BEST’s second quarter results reflect continued strong progress on our strategy of delivering strong growth with continuous service quality improvement, market share gains, increasing operational efficiency and margin expansion.” said Johnny Chou, Chairman and Chief Executive Officer of BEST. “Our revenue growth continues to outpace industry peers and we achieved positive EBITDA for the first time this quarter. We continue to benefit from healthy growth in the Chinese e-commerce industry and the growing sophistication of our customers. The deeper penetration of New Retail has made our integrated supply chain and logistics solutions more essential than ever.”

“We are pleased to report another quarter of strong top line growth and margin improvement, while holding to our pricing discipline in a highly competitive environment. Our revenue increased by 38.6 percent year-over-year, driven by strong growth across all segments. We achieved a significant increase in gross margin and a significant decrease in our net loss,” said Alice Guo, BEST’s Chief Accounting Officer and Senior Vice President of Finance. “As our business grows, we expect to see continuous year-over-year improvement in profitability by reducing costs and winning more business with integrated solutions and better quality service.”

FINANCIAL HIGHLIGHTS

For the Quarter Ended June 30, 2018:

•                  Revenue was RMB6,732.3 million (US$1,017.4 million), an increase of 38.6% year-over-year (“YoY”).

•                  Express Service Revenue increased 35.8% YoY to RMB4,177.2 million (US$631.3 million).

•                  Freight Service Revenue increased 31.6% YoY to RMB1,029.7 million (US$155.6 million).

•                  Supply Chain Management Service Revenue increased 32.7% YoY to RMB498.5 million (US$75.3 million).

•                  BEST Store+ Service Revenue increased 34.5% YoY to RMB798.5 million (US$120.7 million).

•                  Others (1) Service Revenues increased 708.8% YoY to RMB228.5 million (US$34.5 million).

(1) Others include BEST Global, BEST Capital, BEST UCargo and other new initiatives.

•                  Gross Profit was RMB417.6 million (US$63.1 million) and Gross Profit Margin was 6.2%, compared to gross profit of RMB133.0 million and gross profit margin of 2.7% in the same period of 2017. This represents an increase of 214.0% YoY in gross profit and an improvement of 3.5 percentage points in gross profit margin.

•                  Net Loss was RMB93.7 million (US$14.2 million) and Non-GAAP Net Loss (2)(3) was RMB55.5 million (US$8.4 million).

•                  Diluted EPS (4) was negative RMB0.25 (US$0.04) and Non-GAAP diluted EPS (3)(5) was negative RMB0.15 (US$0.02).

•                  Adjusted EBITDA (3)(6) was RMB41.6 million (US$6.3 million).

•                  Net Cash Generated From Operating Activities was RMB432.4 million (US$65.3 million).

BUSINESS HIGHLIGHTS

BEST Express:

Table 1 — BEST Express Key Operating Metrics

	Three Months Ended		% Change
	June 30, 2017	June 30, 2018	YoY
Parcel Volume (in ‘000)	917,103	1,280,050	39.6%
BEST Express Market Share (7) (%)	9.4%	10.5%	1.1ppts
Gross Profit per Parcel (RMB)	0.12	0.18	47.3%
Average Revenue Per Parcel (RMB)	3.35	3.26	(2.7)%
Average Weight Per Parcel (kg)	1.20	1.19	(1.2)%
Average Cost Per Parcel (RMB)	3.23	3.08	(4.6)%
Hubs & Sortation Centers (as of period end)	181	128	(29.3)%

•                  Increased parcel volume by 39.6% YoY, significantly higher than the industry-wide growth rate of 25.0%(8); increased express market share to 10.5%, compared to 9.4% in the same period of 2017.

(2) Non-GAAP net loss represents net loss excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions.

(3) See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(4) Diluted earnings per share, or Diluted EPS, is calculated by dividing net profit attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period.

(5) Non-GAAP diluted earnings per share, or non-GAAP diluted EPS, represents diluted earnings per share excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions.

(6) EBITDA represents net loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income. Adjusted EBITDA represents EBITDA excluding share-based compensation expenses.

(7) Express market share calculated as the Company’s parcel volume as a percentage of aggregate national express delivery parcel volume for the relevant period, based on data published by State Post Bureau of the PRC.

(8) Based on data published by State Post Bureau of the PRC.

•                  For April 2018 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for April 2018, State Post Bureau of the PRC, May 12, 2018, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201805/t20180512_1563793.html

•                  For May 2018 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for May 2018, State Post Bureau of the PRC, June 12, 2018, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201806/t20180612_1586706.html

•                  For June 2018 data, see State Post Bureau of the PRC Published Post Industry Operation Statistics for June 2018, State Post Bureau of the PRC, July 13, 2018, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201807/t20180713_1606845.html

•                  Improved gross profit per parcel by 47.3% YoY to RMB0.18 (US$0.03), as the reduction in cost per parcel continued to outpace the decrease in revenue per parcel.

•                  Focused on improving service quality and enhancing customer experience. According to the State Post Bureau of the PRC, in the second quarter of 2018, BEST consistently led major industry players with low effective complaint ratios. In April, May and June, the effective number of customer complaints per one million parcels was 0.35, 0.32 and 0.30, respectively (9).

•                  Improved operational efficiency by ongoing network optimization, investment in automation and digitization:

•                  Reduced total number of hubs and sortation centers by 29.3% YoY to 128, compared to 181 as of June 30, 2017.

•                  Continued to invest in and upgrade the automation system in major hubs and sortation centers, including investment in high-speed automated sorting lines and dimension & weight scanning systems.

•                  Increased digital waybill usage to 98.4% from 89.0% in the same quarter of 2017.

BEST FREIGHT:

Table 2 — BEST Freight Key Operating Metrics

	Three Months Ended		% Change
	June 30, 2017	June 30, 2018	YoY
Freight Volume (Tonne in ‘000)	1,095	1,366	24.7%
Average Revenue per Tonne (RMB)	714.2	753.8	5.5%
Average Weight Per Order (kg)	156.5	140.0	(10.5)%
Average Cost Per Tonne (RMB)	770.2	714.4	(7.2)%
Hubs & Sortation Centers (as of period end)	143	127	(11.2)%
Last-mile Service Stations (as of period end)	6,059	11,209	85.0%

•                  Grew freight revenue by 31.6% and freight volume by 24.7% YoY, significantly higher than the industry-wide growth.

(9) Based on data published by State Post Bureau of the PRC.

•                  For April 2018 data, see State Post Bureau of the PRC Published Post Industry Consumer Complaint Report for April 2018, State Post Bureau of the PRC, May 21, 2018, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201805/t20180521_1569314.html

•                  For May 2018 data, see State Post Bureau of the PRC Published Post Industry Consumer Complaint Report for May 2018, State Post Bureau of the PRC, June 28, 2018, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201806/t20180628_1596610.html

•                  For June 2018 data, see State Post Bureau of the PRC Published Post Industry Consumer Complaint Report for June 2018, State Post Bureau of the PRC, July 25, 2018, available in Chinese at http://www.spb.gov.cn/xw/dtxx_15079/201807/t20180725_1615538.html

•                  Improved gross profit margin significantly by 13.0 percentage points YoY to 5.2%, compared to negative 7.8% in the same period of 2017. Focused on growing e-commerce related transactions, which resulted in an increase in revenue per tonne and a decrease in cost per tonne.

•                  Continued to optimize freight network to improve operating efficiency and reduce costs:

•                  Reduced total number of hubs and sortation centers by 11.2% YoY to 127 from 143 as of June 30, 2017. This has resulted in lower transportation, labor, lease costs and shortened delivery time.

•                  Expanded service coverage significantly by increasing the total number of franchisees-operated last-mile service stations by 85.0% YoY to over 11,000 from over 6,000 as of June 30, 2017.

BEST Supply Chain Management:

•                  Added 46 new customers in the second quarter of 2018, including major global brands, and increased the total number of corporate customer to 561.

•                  Increased the number of orders fulfilled by Cloud OFCs by 37.7% YoY to 61.2 million, of which 20.5 million orders were fulfilled by franchised OFCs, representing an increase of 73.4% YoY.

•                  Increased the total number of Cloud OFCs to 348 from 305, of which franchised Cloud OFCs increased to 238 from 215 as of June 30, 2017; increased gross floor area (“GFA”) of Cloud OFCs to approximately 2.4 million square meters from 2.1 million square meter as of June 30, 2017, of which 1.0 million square meters are owned and operated by franchised OFCs.

BEST Store+:

•                  Continued to invest in and expand Store+ network. As of June 30, 2018, the number of membership stores reached 397,289 and the number of branded stores reached 748.

•                  Increased the total number of store orders fulfilled by 39.3% YoY to 870,591, representing over 20,000 SKUs.

Others:

•                  BEST UCargo

•                  Increased the number of registered agents to approximately 4,000 as of June 30, 2018 from approximately 1,700 as of June 30, 2017, and the number of registered trucks to over 222,000 as of June 30, 2018 from approximately 100,000 as of June 30, 2017.

•                  Increased the total number of transactions to approximately 96,000 as of June 30, 2018 from approximately 28,000 as of June 30, 2017, with revenue generated from external customers increased significantly to RMB150.6 million (US$22.8 million) in the quarter ended June 30, 2018.

•                  BEST Global - continued to develop cross border solutions and broaden service offerings in international markets. As of June 30, 2018, BEST Global reached 13 countries and regions outside of Mainland China, including new coverages in Malaysia, Hong Kong and Italy through partners.

•                  In May 2018, launched international parcel service from China to the U.S. and Southeast Asia.

•                  In June 2018, opened a new fulfillment center in the third U.S. location to serve its South Central region. The Dallas facility brings total warehousing space in the U.S. to approximately 800,000 square feet.

•                  BEST Capital - continued to expand its financial services to support BEST ecosystem. As of June 30, 2018, it had provided financing solutions to over 5,000 trucks, an increase of over 60.0% compared to the end of second quarter 2017.

FINANCIAL RESULTS

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 3 — Breakdown of Revenue by Business Segment

	Three Months Ended
	June 30, 2017		June 30, 2018
(In ‘000, Except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YoY
Express	3,076,175	63.4%	4,177,173	631,269	62.0%	35.8%
Freight	782,187	16.1%	1,029,676	155,608	15.3%	31.6%
Supply Chain Mgmt.	375,573	7.7%	498,521	75,338	7.4%	32.7%
Store+	593,749	12.2%	798,480	120,669	11.9%	34.5%
Others	28,249	0.6%	228,470	34,527	3.4%	708.8%
Revenue	4,855,933	100.0%	6,732,320	1,017,411	100.0%	38.6%

•                  Express Service Revenue increased by 35.8% to RMB4,177.2 million (US$631.3 million) from RMB3,076.2 million, primarily due to 39.6% YoY increase in parcel volume.

•                  Freight Service Revenue increased by 31.6% to RMB1,029.7 million (US$155.6 million) from RMB782.2 million, primarily due to 24.7% YoY increase in freight volume and 5.5% YoY increase in average revenue per tonne.

•                  Supply Chain Management Service Revenue increased by 32.7% to RMB498.5 million (US$75.3 million) from RMB375.6 million, primarily due to an increase in fulfillment and transportation revenue from both existing and new customers.

•                  BEST Store+ Service Revenue increased by 34.5% to RMB798.5 million (US$120.7 million) from RMB593.7 million, primarily due to an increase in merchandise sales to membership and branded stores.

•                  Others Service Revenues increased by 708.8% to RMB228.5 million (US$34.5 million) from RMB28.2 million, primarily due to increased revenue generated from BEST UCargo’s external customers, BEST Global’s expanded operations and BEST Capital’s financing solutions to ecosystem participants.

Costs and Expenses

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 4 — Breakdown of Cost of Revenue by Business Segment

	Three Months Ended					% of
	June 30, 2017		June 30, 2018			Revenue
		% of			% of	Change
(in ‘000, Except for %)	RMB	Revenue	RMB	US$	Revenue	YoY
Express	(2,964,845)	96.4%	(3,948,228)	(596,670)	94.5%	(1.9ppts)
Freight	(843,486)	107.8%	(975,846)	(147,473)	94.8%	(13.0ppts)
Supply Chain Mgmt.	(340,121)	90.6%	(460,451)	(69,585)	92.4%	1.8ppts
Store+	(559,866)	94.3%	(734,572)	(111,011)	92.0%	(2.3ppts)
Others	(14,616)	51.7%	(195,577)	(29,556)	85.6%	33.9ppts
Cost of Revenue	(4,722,934)	97.3%	(6,314,674)	(954,295)	93.8%	(3.5ppts)

Cost of Revenue was RMB6,314.7 million (US$954.3 million) or 93.8% of revenue in the quarter ended June 30, 2018, compared to RMB4,722.9 million or 97.3% of revenue in the same quarter of 2017. The reduction of 3.5 percentage points in cost of revenue as a percentage of revenue was primarily attributable to significant operating leverage.

The following table sets forth a breakdown of operating expenses and adjusted operating expenses by category for the periods indicated.

Table 5 — Breakdown of Operating Expenses and Adjusted Operating Expenses by Category

	Three Months Ended					% of
	June 30, 2017		June 30, 2018			Revenue
		% of			% of	Change
(in ‘000, Except for %)	RMB	Revenue	RMB	US$	Revenue	YoY
Selling Expenses	(160,482)	3.3%	(205,736)	(31,092)	3.1%	(0.2ppts)
including SBC Expenses	—	—	(1,128)	(171)	0.0%	n/m
Adjusted Selling Expenses	(160,482)	3.3%	(204,608)	(30,921)	3.0%	(0.3ppts)
General and Administrative Expenses	(160,504)	3.3%	(271,108)	(40,971)	4.0%	0.7ppts
including SBC Expense	—	—	(31,518)	(4,763)	0.4%	n/m
Adjusted General and Administrative Expenses	(160,504)	3.3%	(239,590)	(36,208)	3.6%	0.3ppts
Research and Development Expenses	(27,011)	0.6%	(51,499)	(7,783)	0.8%	0.2ppts
including SBC Expense	—	—	(2,204)	(333)	0.0%	n/m
Adjusted Research and Development Expenses	(27,011)	0.6%	(49,295)	(7,450)	0.7%	0.1ppts

Selling Expenses was RMB205.7 million (US$31.1 million) or 3.1% of revenue in the quarter ended June 30, 2018, compared to RMB160.5 million or 3.3% of revenue in the same quarter of 2017. The reduction in selling expenses as a percentage of revenue was primarily attributable to improved operating efficiencies.

General and Administrative Expenses was RMB271.1 million (US$41.0 million) or 4.0% of revenue in the quarter ended June 30, 2018, compared to RMB160.5 million or 3.3% of revenue in the same quarter of 2017. The increase in general and administrative expenses as a percentage of revenue was primarily attributable to investment in the growth of the Company’s operations and the inclusion of share-based compensation (“SBC”) expense.

Research and Development Expenses was RMB51.5 million (US$7.8 million) or 0.8% of revenue in the quarter ended June 30, 2018, compared to RMB27.0 million, or 0.6% of revenue in the same quarter of 2017. The increase in research and development expenses as a percentage of revenue was primarily attributable to the hiring of additional R&D professionals.

SBC Expense included in the cost and expense items above in the quarter ended June 30, 2018 was RMB35.3 million (US$5.3 million), compared to nil in the same quarter of 2017. Approximately RMB0.4 million (US$0.06 million) was allocated to cost of revenue, RMB1.1 million (US$0.2 million) was allocated to selling expenses, RMB31.5 million (US$4.8 million) was allocated to general and administrative expenses, and RMB2.2 million (US$0.3 million) was allocated to research and development expenses.

Net Loss and Non-GAAP Net Loss

Net Loss in the quarter ended June 30, 2018 was RMB93.7 million (US$14.2 million), a decrease of 53.6% compared to RMB 201.8 million in the same quarter of 2017. Excluding SBC expense and amortization of intangible assets resulting from business acquisitions, non-GAAP Net Loss in the quarter ended June 30, 2018 was RMB55.5 million (US$8.4 million), a decrease of 72.3% compared to RMB200.4 million in the same quarter of 2017.

Diluted EPS and non-GAAP diluted EPS

Diluted EPS in the quarter ended June 30, 2018 was negative RMB0.25 (US$0.04) based on a weighted average of 381.6 million diluted shares outstanding during the quarter. Excluding SBC expense and amortization of intangible assets resulting from business acquisitions, non-GAAP diluted EPS in the quarter ended June 30, 2018 was negative RMB0.15 (US$0.02). A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this results announcement.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA was RMB41.6 million (US$6.3 million), improved from negative RMB 134.7 million in the quarter ended June 30, 2017. Adjusted EBITDA margin was 0.6%, improved from negative 2.8% in the quarter ended June 30, 2017. The improvement of RMB176.3 million (US$26.6 million) or 3.4 percentage points was primarily attributable to strong revenue growth and improved operating efficiency.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of June 30, 2018, cash and cash equivalents, restricted cash and short-term investments were RMB4,349.6 million (US$657.3 million), compared to RMB4,745.8 million as of March 31, 2018. The decrease in cash and cash equivalents, restricted cash and short-term investments was primarily due to debt repayment, CAPEX, investment activities, and partially offset by net cash generated from operating activities.

Cash Flow from Operating Activities

Cash Generated from Operating Activities was RMB432.4 million (US$65.3 million) in the quarter ended June 30, 2018, an increase of 42.9% compared to RMB302.7 million in the same quarter of 2017.

Capital Expenditures (“CAPEX”)

CAPEX was RMB230.3 million (US$34.8 million), or 3.4% of total revenue in the quarter ended June 30, 2018, compared to CAPEX of RMB220.1 million, or 4.5% of total revenue, in the same period of 2017.

Shares Outstanding

As of the date of this press release, the Company had approximately 387.1 million ordinary shares outstanding (10). Each ADS represents one Class A ordinary share.

FINANCIAL GUIDANCE

Based on current market conditions and current operations, revenue for the third quarter of 2018 is expected to be in the range of RMB7.0 billion to RMB7.2 billion; and revenue for full fiscal year 2018 is expected to be in the range of RMB26.6 billion to RMB27.0 billion. This represents management’s current and preliminary expectation, which is subject to change.

(10) The total number of shares outstanding excludes shares reserved for future issuances upon exercise or vesting of awards granted under the Company’s share incentive plans.

WEBCAST AND CONFERENCE CALL INFORMATION

The Company will hold a conference call at 7:30 am U.S. Eastern Time on August 8, 2018 (7:30 pm Beijing Time, the same day), to discuss its financial results and operating performance for the second quarter of 2018.

Participants may access the call by dialing the following numbers:

United States	: +1-888-317-6003
Hong Kong	: 800-963976 or +852-5808-1995
China	: 4001-206115
International	: +1-412-317-6061
Participant Elite Entry Number	: 2677868

A replay of the conference call will be accessible through August 15, 2018 by dialing the following numbers:

United States	: +1-877-344-7529
International	: +1-412-317-0088
Replay Access Code	: 10122853

Please visit the Company’s investor relations website http://ir.best-inc.com/ on August 8, 2018 to view the earnings release prior to the conference call. A live and archived webcast of the conference call and an accompanying slide presentation will be available at the same site.

ABOUT BEST INC.

BEST Inc. is a leading smart supply chain and logistics solutions and services provider. BEST’s mission is to empower businesses and enrich the lives of consumers by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

For Investors:

Kobe Ge

ir@best-inc.com

For Media:

Jill Mao

mmj@best-inc.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST’s strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST’s goals and strategies; BEST’s future business development, results of operations and financial condition; BEST ‘s ability to maintain and enhance its ecosystem; BEST ‘s ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; and fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating its business, BEST considers and uses non-GAAP measures, such as non-GAAP net loss, non-GAAP net loss margin, adjusted EBITDA, adjusted EBITDA margin, EBITDA, adjusted selling expenses, adjusted general and administrative expenses, adjusted research and development expenses, and non-GAAP diluted EPS, as supplemental measures in the evaluation of the Company’s operating results and in the Company’s financial and operational decision-making. The Company believes these non-GAAP financial measures that help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in loss from operations and net loss. The Company believes that these non-GAAP financial measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in the results announcement.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

BEST INC.

Summary of Unaudited Consolidated Income Statements

(In Thousands)

	Three Months Ended June 30,			Six Months Ended June 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Revenue
Express	3,076,175	4,177,173	631,269	5,173,106	7,401,961	1,118,611
Freight	782,187	1,029,676	155,608	1,340,026	1,792,697	270,919
Supply Chain Management	375,573	498,521	75,338	685,190	897,029	135,562
Store+	593,749	798,480	120,669	866,388	1,343,918	203,098
Others	28,249	228,470	34,527	39,436	300,490	45,411
Total Revenue	4,855,933	6,732,320	1,017,411	8,104,146	11,736,095	1,773,601
Cost of Revenue
Express	(2,964,845)	(3,948,228)	(596,670)	(5,142,846)	(7,143,725)	(1,079,585)
Freight	(843,486)	(975,846)	(147,473)	(1,479,526)	(1,755,874)	(265,354)
Supply Chain Management	(340,121)	(460,451)	(69,585)	(631,805)	(838,976)	(126,789)
Store+	(559,866)	(734,572)	(111,011)	(831,716)	(1,224,656)	(185,074)
Others	(14,616)	(195,577)	(29,556)	(22,736)	(245,704)	(37,132)
Total Cost of Revenue	(4,722,934)	(6,314,674)	(954,295)	(8,108,629)	(11,208,935)	(1,693,934)
Gross Profit/(Loss)	132,999	417,646	63,116	(4,483)	527,160	79,667
Selling Expenses	(160,482)	(205,736)	(31,092)	(273,692)	(420,094)	(63,486)
General and Administrative Expenses	(160,504)	(271,108)	(40,971)	(311,171)	(482,397)	(72,902)
Research and Development Expenses	(27,011)	(51,499)	(7,783)	(53,898)	(83,514)	(12,621)
Total Operating Expenses	(347,997)	(528,343)	(79,846)	(638,761)	(986,005)	(149,009)
Loss from Operations	(214,998)	(110,697)	(16,730)	(643,244)	(458,845)	(69,342)
Interest Income	26,626	31,675	4,787	34,058	48,690	7,358
Interest Expense	(10,146)	(21,836)	(3,300)	(20,721)	(34,799)	(5,259)
Foreign Exchange Loss	(4,430)	(4,318)	(653)	(4,479)	(7,232)	(1,093)
Other Income	11,828	17,650	2,667	22,342	31,422	4,749
Other Expense	(8,213)	(2,681)	(405)	(10,046)	(8,296)	(1,254)
Loss before Income Tax and Share of Net Loss of Equity Investees	(199,333)	(90,207)	(13,634)	(622,090)	(429,060)	(64,841)
Income Tax Expense	(2,487)	(3,440)	(520)	(2,487)	(4,000)	(604)
Loss before Share of Net Loss of Equity Investees	(201,820)	(93,647)	(14,154)	(624,577)	(433,060)	(65,445)
Share of Net Loss of Equity Investees	(7)	(101)	(15)	—	(290)	(44)
Net Loss	(201,827)	(93,748)	(14,169)	(624,577)	(433,350)	(65,489)

Summary of Consolidated Balance Sheets
(in thousands)

	(Audited)	(Unaudited)
	As of December 31, 2017	As of June 30, 2018
	RMB	RMB	US$
Assets
Current Assets
Cash and Cash Equivalents	1,240,431	1,770,238	267,525
Restricted Cash	1,652,653	1,314,505	198,653
Accounts and Notes Receivables	734,252	772,044	116,674
Inventories	156,974	179,580	27,139
Prepayments and Other Current Assets	1,459,755	1,677,633	253,530
Short-term Investments	2,353,663	1,197,342	180,947
Amounts Due from Related Parties	164,894	117,470	17,752
Lease Rental Receivables	193,703	270,745	40,916
Total Current Assets	7,956,325	7,299,557	1,103,136
Non-current Assets
Property and Equipment, Net	1,307,470	1,544,692	233,439
Intangible Assets, Net	158,556	145,196	21,943
Long-term Investments	37,167	144,877	21,894
Goodwill	448,584	457,514	69,141
Non-current Deposits	69,125	68,131	10,296
Other Non-current Assets	62,314	59,715	9,024
Restricted Cash	89,745	67,520	10,204
Lease Rental Receivable	749,243	950,379	143,625
Total non-current Assets	2,922,204	3,438,024	519,566
Total Assets	10,878,529	10,737,581	1,622,702
Liabilities and Shareholders’ Equity
Current Liabilities
Short-term Bank Loans	1,216,384	1,297,000	196,007
Accounts and Notes Payable	2,388,393	2,248,970	339,872
Income Tax Payable	629	1,728	261
Customer Advances and Deposits	910,383	1,091,020	164,879
Accrued Expenses and Other Liabilities	1,841,273	1,916,563	289,640
Capital Lease Obligation	7,227	2,851	431
Amounts Due to Related Parties	12,902	10,511	1,588
Total Current Liabilities	6,377,191	6,568,643	992,678
Non-current Liabilities
Capital Lease Obligation	1,828	3,070	464
Deferred Tax Liabilities	31,688	30,136	4,554
Other Non-current Liabilities	75,327	79,126	11,958
Total Non-current Liabilities	108,843	112,332	16,976

Summary of Consolidated Balance Sheets (Cont’d)
(In Thousands)

	(Audited)	(Unaudited)
	As of December 31, 2017	As of June 30, 2018
	RMB	RMB		US$
Total Liabilities	6,486,034	6,680,975		1,009,654
Shareholders’ Equity
Ordinary Shares	24,786	25,851		3,907
Additional Paid-In Capital	19,240,912	19,353,761		2,924,810
Accumulated Deficit	(14,886,214)	(15,344,617	)(11)	(2,318,934)
Accumulated other Comprehensive Income	12,333	21,611		3,265
BEST Inc. Shareholders’ Equity	4,391,817	4,056,606		613,048
Non-controlling Interests	678	—		—
Total Shareholders’ Equity	4,392,495	4,056,606		613,048
Total Liabilities and Shareholders’ Equity	10,878,529	10,737,581		1,622,702

(11) Including accumulated accretion to redemption value and deemed dividend in relation to redeemable convertible preferred shares of RMB9,493,807 and accumulated loss from operations of RMB5,850,810.

Summary of Unaudited Condensed Consolidated Statements of Cash Flows
(In Thousands)

	Three Months Ended June 30,			Six Months Ended June 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Net Cash Generated from /(Used in) Operating Activities	302,682	432,412	65,348	1,956	(178,094)	(26,914)
Net Cash (Used in)/Generated from Investing Activities	(1,263,019)	(369,276)	(55,806)	(1,727,420)	266,714	40,307
Net Cash (Used in) / Generated from Financing Activities	(79,667)	(331,583)	(50,110)	483,385	79,552	12,022
Exchange Rate Effect on Cash, Cash Equivalents, and Restricted Cash	(41,242)	75,231	11,369	(56,128)	1,262	191
Net (Decrease)/Increase in Cash and Cash Equivalents, and Restricted Cash	(1,081,246)	(193,216)	(29,199)	(1,298,207)	169,434	25,606
Cash and Cash Equivalents, and Restricted Cash at Beginning of Period	3,163,571	3,345,479	505,581	3,380,532	2,982,829	450,776
Cash and Cash Equivalents, and Restricted Cash at End of Period	2,082,325	3,152,263	476,382	2,082,325	3,152,263	476,382

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of the Company’s net loss to EBITDA, adjusted EBITDA and adjusted EBITDA margin for the periods indicated:

Table 6 — Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended June 30,			Six Months Ended June 30,
	2017	2018		2017	2018
(In ‘000)	RMB	RMB	US$	RMB	RMB	US$
Net loss	(201,827)	(93,748)	(14,169)	(624,577)	(433,350)	(65,489)
Add
Depreciation & Amortization	81,129	106,515	16,097	161,793	216,907	32,780
Interest Expense	10,146	21,836	3,300	20,721	34,799	5,259
Income Tax Expense	2,487	3,440	520	2,487	4,000	604
Subtract
Interest Income	(26,626)	(31,675)	(4,787)	(34,058)	(48,690)	(7,358)
EBITDA	(134,691)	6,368	961	(473,634)	(226,334)	(34,204)
Add
Share-based Compensation Expense	—	35,251	5,327	—	56,742	8,575
Adjusted EBITDA	(134,691)	41,619	6,288	(473,634)	(169,592)	(25,629)
Adjusted EBITDA Margin	(2.8)%	0.6%	0.6%	(5.8)%	(1.4)%	(1.4)%

The table below sets forth a reconciliation of the Company’s net loss to non-GAAP net loss, non-GAAP net loss margin for the periods indicated:

Table 7 — Reconciliation of non-GAAP Net Loss and Non-GAAP Net Loss Margin

	Three Months Ended June 30,			Six Months Ended June 30,
	2017	2018		2017	2018
(In ‘000)	RMB	RMB	US$	RMB	RMB	US$
Net loss	(201,827)	(93,748)	(14,169)	(624,577)	(433,350)	(65,489)
Share-based Compensation Expense	—	35,251	5,327	—	56,742	8,575
Amortization of Intangible Assets Resulting from Business Acquisitions	1,421	2,981	450	1,421	5,951	899
Non-GAAP Net Loss	(200,406)	(55,516)	(8,392)	(623,156)	(370,657)	(56,015)
Non-GAAP Net Loss Margin	(4.1)%	(0.8)%	(0.8)%	(7.7)%	(3.2)%	(3.2)%

The table below sets forth a reconciliation of the Company’s diluted EPS to non-GAAP diluted EPS for the periods indicated:

Table 8 — Reconciliation of Diluted EPS and Non-GAAP Diluted EPS

	Three Months Ended June 30,
	2018
(In ‘000)	RMB	US$
Net loss attributable to ordinary shareholders	(93,748)	(14,169)
Add
Non-GAAP adjustments to net loss	38,232	5,777
Non-GAAP net loss attributable to ordinary shareholders for computing non-GAAP diluted EPS	(55,516)	(8,392)
Weighted average diluted shares outstanding during the quarter	381,565,866	381,565,866
Diluted EPS	(0.25)	(0.04)
Add
Share-based Compensation Expense	0.09	0.02
Amortization of Intangible Assets Resulting from Business Acquisitions	0.01	0.00
Non-GAAP Diluted EPS	(0.15)	(0.02)